UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 15)*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

Steven E. Trager

601 West Market Street

Louisville, Kentucky 40202

(502) 584-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204
1.	Names of Reporting Persons. Jean S. Trager

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds
OO, PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 392,945 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 392,945 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,945 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.21% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 392,945 shares of Class A Common Stock held of record by the Trager Family Foundation Trust, previously held for the same charitable purpose through a 501(c)(3) corporation, of which the reporting person is a director.

(2) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2021 (17,816,083) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (0).

CUSIP No. 760281 204
1.	Names of Reporting Persons. Jean S. Trager Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds
OO, PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A voting common stock, no par value (“Class A Common Stock”) of Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”), whose principal executive offices are located at 601 West Market Street, Louisville, Kentucky 40202. This Amendment No. 15 amends and supplements the statement on Schedule 13D (as previously amended, the “Original Schedule”) filed by the Reporting Persons to report their beneficial ownership of Class A Common Stock, filed with the U.S. Securities and Exchange Commission (the “SEC”), which was most recently amended on August 13, 2020. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule. This Amendment No. 15 amends Items 3, 4, 5, 6 and 7, as set forth below.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds or other consideration used in the transaction are as described in Item 4, below.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule is hereby amended and supplemented by the addition of the following:

On February 11, 2022, for estate planning purposes, Jean S. Trager Trust transferred by gift 20,000 general partnership units of Teebank Family Limited Partnership (“Teebank”) and 20,000 general partnership units of Jaytee Properties Limited Partnership (“Jaytee”) to a revocable trust, and the revocable trust immediately sold all of these general partnership units to Trager Trust of 2012.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) through (e) of the Original Schedule is hereby amended and supplemented by the addition of the following:

(a)	The aggregate number of shares and the percentage of Class A Common Stock beneficially owned by each person named in Item 2 is as follows:

	Number		Percentage
Jean S. Trager	392,945	(1)	2.21%
Jean S. Trager Trust	0		0%
Steven E. Trager	10,349,217.5	(2)	52.38%

(1) Includes 392,945 shares of Class A Common Stock held of record by Trager Family Foundation Trust, previously held for the same charitable purpose through a 501(c)(3) corporation, of which Mrs. Trager is a director.

(2) Includes (i) 17,014 shares of Class B Common Stock held by Steven E. Trager, (ii) 12,085 shares of Class A Common Stock and 1,214.5 shares of Class B Common Stock held in the Issuer’s 401(k) plan, (iii) 7,478 shares of Class A Common Stock held by Steven E. Trager’s wife, and (iv) 392,945 shares of Class A Common Stock held of record by Trager Family Foundation Trust, previously held for the same charitable purpose through a 501(c)(3) corporation, of which Steven E. Trager is a director. Also includes 7,165,276 shares of Class A Common Stock and 1,753,796 shares of Class B Common Stock held of record by Teebank, and 750,067 shares of Class A Common Stock and 168,066 shares of Class B Common Stock held of record by Jaytee. The Steven E. Trager Revocable Trust, of which Steven E. Trager is trustee, is a limited partner of Teebank and Jaytee, and the Steven E. Trager Revocable Trust, of which Steven E. Trager is trustee, and the Trager Trust of 2012, of which Steven E. Trager is trustee, are co-general partners of Teebank and Jaytee. Trusts for the benefit of, among others, Steven E. Trager, his mother and his two children are limited partners of Teebank and Jaytee.

(b)	Number of shares to which each person named in response to paragraph (a) has:

(i) Sole power to vote or direct the vote:

Jean S. Trager	0.0
Jean S. Trager Trust	0.0
Steven E. Trager	111,589.5

(ii) Shared power to vote or direct the vote:

Jean S. Trager	392,945.0
Jean S. Trager Trust	0.0
Steven E. Trager	10,237,628.0

(iii) Sole power to dispose or direct the disposition of:

Jean S. Trager	0.0
Jean S. Trager Trust	0.0
Steven E. Trager	111,589.5

(iv) Shared power to dispose or direct the disposition of:

Jean S. Trager	392,945.0
Jean S. Trager Trust	0
Steven E. Trager	10,237,628.0

The Steven E. Trager Revocable Trust and the Trager Trust of 2012 are the co-general partners of Teebank and Jaytee and share dispositive power over the shares of Class A Common Stock owned by Teebank and Jaytee. Steven E. Trager is sole trustee of each of the Steven E. Trager Revocable Trust and the Trager Trust of 2012. Steven E. Trager, A. Scott Trager and Sheldon Gilman serve as the voting committee having the power to vote shares of Class A Common Stock owned by Teebank and Jaytee.

The Steven E. Trager Revocable Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

The Trager Trust of 2012 is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Steven E. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Jean S. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and she has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

A. Scott Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Sheldon Gilman is a United States citizen having a business address of 3513 Winterberry Circle, Louisville, Kentucky 40207, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

(c)	Other than as set forth in this Amendment No. 15, neither of the Reporting Persons have effected any transactions in shares of the Class A Common Stock of the Issuer during the 60 days preceding the date of this Amendment No. 15.

(d)	As co-general partners of Jaytee and Teebank, the Trager Trust of 2012 and the Steven E. Trager Revocable Trust may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by Teebank and Jaytee. Amy Trager, Steven E. Trager and Shelley Trager, as directors of the Trager Family Foundation Trust, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by that trust.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.18	Group Members

99.19	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2022	/s/ Jean S. Trager
Jean S. Trager

JEAN S. TRAGER TRUST

Date: February 15, 2022	By:	/s/ Jean S. Trager
Jean S. Trager